EXHIBIT 12.1

	Nine months Ended Sept. 30,	Years Ended December 31,
Ratio of Earnings to Fixed Charges:	2012	2011	2010	2009	2008	2007
	(dollars in thousands)
Earnings:
Income/(loss) before income taxes	$6,542	$4,925	$1,099	$(3,376)	$(1,490)	$2,071
Fixed charges	6,015	10,531	8,314	8,833	12,543	13,505
Total Earnings	$12,557	$15,456	$9,413	$5,457	$11,053	$15,576

Fixed charges:
Interest expense on deposits	$3,766	$7,550	$5,759	$6,471	$9,043	$10,858
Interest expense on borrowings	2,025	2,800	2,515	2,322	3,451	2,604
Estimated interest portion of rent Expense(1)	224	181	40	40	49	43
Total fixed charges	$6,015	$10,531	$8,314	$8,833	$12,543	$13,505

Ratio of earnings to fixed charges:
Excluding interest on deposits	5.58	5.18	3.68	2.31	3.16	5.88
Including interest on deposits	2.09	1.47	1.13	0.62	0.88	1.15

(1)	Estimated to be 33% of rent expense.